

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Laurence Winoker
Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

>   **Re: Lifetime Brands, Inc.**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed March 10, 2021**
>   **File No. 000-19254**

Dear Mr. Winoker:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing